PFS FUNDS

RULE 18f-3 MULTI-CLASS PLAN

WITH RESPECT TO THE POTOMAC FUNDS

I. Introduction.

     Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (“1940 Act”), this Rule 18f-3 Multi-Class Plan (“Plan”) sets forth the general characteristics of, and conditions under which certain series portfolio of the PFS Funds (“Trust”) may offer, multiple classes of shares (each a “Class of Shares” and collectively “Classes of Shares”) of the existing series of the Trust and such other series portfolios as the Trust may establish and designate in the future. The Trust may establish a separate Plan for each series portfolio. In addition, the Plan sets forth the shareholder servicing arrangements, distribution arrangements, conversion features, exchange privileges, and other shareholder services of each Class of Shares in such fund. The Plan is intended to allow each fund of the Trust to offer multiple Classes of Shares to the fullest extent and manner permitted by Rule 18f-3 under the 1940 Act, subject to the requirements and conditions imposed by the Rule. This Plan may be revised or amended from time to time as provided below.

     This Plan pertains to the Potomac Defensive Bull Fund, Potomac Managed Volatility Fund, Potomac Tactical Opportunities Fund, Potomac Tactical Rotation Fund, and the Potomac Tactically Passive Fund (the “Funds”), each a series of the Trust. The Funds are authorized as indicated below in the section “Class Arrangements,” to issue the following Classes of Shares representing interests in the Fund: “Institutional Class Shares”, “Class R Shares” and “ETF Class Shares” (The Institutional Class Shares and the Class R Shares are also collectively referred to as the “Mutual Fund Class Shares”.) Each Class of Shares of a Fund will represent interests in the same portfolio of the particular Fund and, except as described herein, shall have the same rights and obligations as each other Class of Shares of that Fund. Each Class of Shares shall be subject to such investment minimums and other conditions of eligibility as are set forth in the Fund’s prospectuses (“Prospectuses”) or statement of additional information (“Statement of Additional Information”), as amended from time to time.

II. Allocation of Expenses.

     Pursuant to Rule 18f-3 under the 1940 Act, the Trust shall allocate to each Class of Shares in a Fund (i) any fees and expenses incurred by the Trust in connection with the distribution of such Class of Shares under a distribution plan (and related agreements), if any, adopted for such Class of Shares pursuant to Rule 12b-1 under the 1940 Act, and (ii) any fees and expenses incurred by the Trust under a shareholder servicing plan (and related agreements), if any, in connection with the provision of shareholder services to the holders of such Class of Shares. In addition, pursuant to Rule 18f-3, the Trust may allocate the following fees and expenses to a particular Class of Shares in a single Fund:

(i). Transfer agency fees identified by the transfer agent as being attributable to such Class of Shares;

(ii). Administrative services fees as set forth in the Administrative Services Agreement for Class R Shares between the Trust on behalf of the Funds and Potomac Fund Management, Inc., (the “Class R Shares Administrative Services Agreement”) and any other costs relating to implementing or amending such arrangements.

(iii). Printing and postage expenses related to preparing and distributing materials such as shareholder reports, notices, prospectuses, reports, and proxies to current shareholders of such Class of Shares or to regulatory agencies with respect to such Class of Shares;

(iv). Blue sky registration or qualification fees incurred by such Class of Shares;

(v). Securities and Exchange Commission registration fees incurred by such Class of Shares;

(vi). The expense of administrative and personnel services (including, but not limited to, those of a portfolio accountant or dividend paying agent charged with calculating net asset values or determining or paying dividends) as required to support the shareholders of such Class of Shares;

(vii). Litigation or other legal expenses relating solely to such Class of Shares;

(viii). Fees of the Trustees of the Trust incurred as a result of issues particularly relating to such Class of Shares;

(iv). Independent registered public accountants’ fees relating solely to such Class of Shares; and

(x). Any additional expenses, other than advisory or custodial fees or other expenses relating to the management of the Fund’s assets, if such expenses are actually incurred in a different amount with respect to a Class of Shares that are of a different kind or to a different degree than with respect to one or more other Classes of Shares.

     The initial determination of the class specific expenses that will be allocated by the Trust to a particular Class of Shares and any subsequent changes thereto will be reviewed by the Board of Trustees of the Trust and approved by a vote of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust. Income, realized and unrealized capital gains and losses, and any expenses of the Fund not allocated to a particular Class of Shares of such Fund pursuant to this Plan shall be allocated to each Class of Shares of the Fund on the basis of the net asset value of that Class of Shares in relation to the net asset value of the Fund.

III. Dividends.

  Although Mutual Fund Class Shares and ETF Class Shares may each pay dividends, the dividend declaration date for Mutual Fund Class Shares is expected to be the ex-dividend date while the declaration date for ETF Class Shares is expected to be one business day before the ex-dividend date. It is expected that the difference in the dates on which dividends of Funds are declared for Mutual Fund Class Shares and ETF Class Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. There is not expected to be an economic impact on a particular share class as a result of this difference in dividend declaration dates. Dividends paid by the Trust with respect to each Class of Shares of a Fund include any fees and expenses that are properly allocated to a particular Class of Shares of a Fund, and such fees and expenses will be borne by that Class of Shares.

Although Mutual Fund Class Shares and ETF Class Shares may each pay dividends, dividends on Mutual Fund Class Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in the applicable Institutional Class or Class R Shares at the NAV on the ex-dividend date, while the payment date for ETF Class Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date.1 The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

1	Once the dividend is authorized and declared the shareholder generally has an enforceable right to the dividend amount and an ETF shareholder could place orders for additional shares based on that right.

 As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be out of the market for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the ETF Class shareholders are out of the market with respect to the amount of the dividend, those ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. The Trust does not believe that this economic difference will be significant.

IV. Voting Rights.

     Each Class of Shares of the Fund will vote separately as a Class of Shares with respect to: (i) the adoption of, or material amendment to, a Rule 12b-1 distribution plan applicable to that Class of Shares, if any, and (ii) any other matters for which voting on a Class of Shares by Class of Shares basis is required under applicable law or interpretative positions of the staff of the Securities and Exchange Commission. Every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per each dollar of net asset value (number of shares owned multiplied by the net asset value per share) and a fractional vote per each fractional dollar amount. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, the Trust’s policy merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

V. Class Arrangements.

     The following summarizes the front-end sales charges, contingent deferred sales charges, Rule 12b-1 fees, shareholder servicing fees, conversion features, exchange privileges, and other shareholder services applicable to each Class of Shares of the Funds. Additional details regarding such fees and services are set forth in the Funds’ current Prospectuses and Statements of Additional Information.

(i). Mutual Fund Class Shares

1. Maximum Initial Sales Load (as a percentage of offering price): None.

2. Maximum Contingent Deferred Sales Charge: None.

3. Rule 12b-1 Distribution/Shareholder Servicing Fees: None.

4. Conversion Features: None.

5. Exchange Privileges: Mutual Fund Class Shares of a Fund may be exchanged at net asset value for ETF Class Shares of any other Fund of the Trust advised by the same investment adviser to the Fund.

6. Other Shareholder Services: The Trust offers an Automatic Investment Plan to holders of Mutual Fund Class Shares of a Fund.

7. Administrative Services for Class R Shares: The Class R Shares of each Fund will pay a monthly fee equal to, on an annual basis, 1.00% of the daily net assets of the Class R Shares of the Fund pursuant to the Class R Shares Administrative Services Agreement.

(ii.) ETF Class Shares

1. Maximum Initial Sales Load (as a percentage of offering price): None.

2. Maximum Contingent Deferred Sales Charge: None.

3. Rule 12b-1 Distribution/Shareholder Servicing Fees: None.

4. Conversion Features: None.

5. Exchange Privileges: None.

6. Other Shareholder Services: The Trust offers an Automatic Investment Plan to holders ETF Class Shares of a Fund.

VI. Compliance with Conditions of Exemptive Order

A Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class Shares and Mutual Fund Class Shares have different rights and obligations as described in the Trust’s Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act. As required by Rule 18f-3, before the first issuance of ETF Class Shares, and before any material amendment of this Rule 18f-3 Plan to include ETF Class Shares, a majority of the trustees of a Fund, and a majority of the Trustees who are not “interested persons” of the Trust (“Independent Trustees”), shall find that the plan is in the best interests of each Mutual Fund Class Shares and ETF Class Shares individually and of a Fund as a whole. As required by Rule 18f-3, before any vote on a plan including an ETF Class Shares, the Board of Trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the adviser to furnish, such information as may be reasonably necessary to evaluate the Plan.

VII. Board Review.

     The Board of Trustees of the Trust shall review this Plan as frequently as they deem necessary or as may be required by the Order. In considering whether to approve any proposed amendment(s) to the Plan, the Trustees of the Trust shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

Adopted: March 5, 2026